Exhibit 1.03

28, Neon Moon Drive, Eutaw Alabama 35462

T 205 737 4790

F 205 449 4583
admin@diz.com

Tuesday, January 06, 2015

Law Offices of Joseph L Pittera

By email only: Jpitteralaw@gmail.com

Dear Sir,

Re: the transaction that you referenced in your recent communication to the DIBZ’s (‘The Issuer”) transfer agent; Colonial Stock - Utah on 12/23/14.

The alleged Purchase Agreement that was signed by a buyer but not a seller (?) on June 2nd 2014 states “to be ratified in Legal terms’ Please provide the signed, ratified Legal terms document. This same Purchase Agreement referencing selling “the control block of stock of DIBZ” are clearly fraudulent as prior filings with the SEC clearly document the Series A Convertible Preferred shares as controlling DIBZ for the prior eight years as do all Transfer Agents records. We don’t believe CDA was ever actually issued any stock by Mina Mar Group. We do believe that Mina Mar took your clients money and essentially stole it. As a diligent securities counsel you should require full disclosure regarding the stock CDA Offshore Ltd purports to have purchased from Mina Mar Group. We understand Mina Mar was responsible for selling many deals of this nature and sadly this was not an unusual business plan at one point for a shady or fraudulent stock promoter to buy control similarly as CDA claims it did, sadly Mina Mar wasn’t just hawking dodgy public shells looking for a quick buck, every now and then Mina Mar would sell other peoples companies without legitimate ownership. Many clients like yours bought garbage that was never delivered by Mina Mar.

The Company has reached out to your Client, and our understanding is that The Client has 1, 2 or 3 projects that may be eligible to file a Form10 and begin an attempt at audited SEC effectivity. The Company is open to all ideas, as long as it is audited, clearly defined and manned appropriately.

The staff at Colonial will not respond to your letter unless presented with a full injunction filed in the state of adjudication. If there are any certificates issued to CDA Offshore Ltd please provide copies of these certificates of any class of DIBZ securities with medallion stamps and a copy of the fully, signed, ratified, legal purchase Agreement. While we commiserate sympathetically with your Clients position we feel that CDA has been victimized by the unscrupulous Mina Mar Group to the tune of $40,000.00. We believe the Mina Mar group are now called Emry Capital and have offices in Fort Lauderdale Florida. You can find them here : http://www.emrycapital.com/

Sincerely

Paul Taylor & Mark Wood

Officers & Directors of DIBZ Intl Inc.